CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED OCTOBER 31, 2007

 (Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	October 31	July 31
	2007	2007
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$727,705	$663,877
Amounts receivable and prepaids	40,721	38,374
Amounts due from related parties (note 5)	7,371	10,659
	775,797	712,910

Mineral property interests	1	1

	$775,798	$712,911

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$16,878	$14,408

Shareholders' equity
Share capital (note 4)	21,269,046	21,269,046
Deficit	(20,510,126)	(20,570,543)
	758,920	698,503
Nature and continuance of operations (note 1)

	$775,798	$712,911

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
	2007	2006

Expenses (income)
Foreign exchange gain	(78,828)	(8,026)
Interest income	(8,983)	(11,482)
Legal, accounting and audit	490	456
Office and administration	23,846	13,630
Regulatory, trust and filing	3,058	2,785
	(60,417)	(2,637)

Income for the period	$60,417	$2,637

Basic and diluted income per common share	$0.00	$0.00

Weighted average number of
common shares outstanding	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Three months ended		Year ended
	October 31, 2007		July 31, 2007
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the period		20,570,543		20,171,679
(Income) loss for the period		(60,417)		398,864
Balance at end of the period		$20,510,126		$20,570,543

TOTAL SHAREHOLDERS' EQUITY		$758,920		$698,503

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
Cash provided by (applied to)	2007	2006

Operating activities
Income for the period	$60,417	$2,637
Changes in non-cash working capital items
Amounts receivable and prepaids	(2,347)	4,819
Accounts payable and accrued liabilities	2,470	(47)
Amounts due from related parties	3,288	15,371
Cash provided by operating activities	63,828	22,780

Increase in cash and cash equivalents during the period	63,828	22,780
Cash and cash equivalents, beginning of period	663,877	1,071,431

Cash and cash equivalents, end of period	$727,705	$1,094,211

Components of cash and cash equivalents are as follows:
Cash	$9,217	$31,481
Commercial paper	62,800	59,625
Bankers acceptances	655,688	1,003,105
	$727,705	$1,094,211

Supplemental disclosure:
Interest received during the period	$8,983	$11,482
Income taxes paid during the period	–	–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2007
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended July 31, 2007, which are available at www.sedar.com.

Operating results for the three month period ended October 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2008.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

Except as disclosed below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements for the year ended July 31, 2007.

Effective August 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2007
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to August 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

	º	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

	º	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

	º	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

º

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

At August 1, 2007, upon adoption of this standard, the Company remeasured its financial assets and liabilities and found the remeasured values to be consistent with the carrying amounts, as reported in prior periods. Thus, no adjustment to the carrying values was required.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2007
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at October 31, 2007, the Company had no accumulated other comprehensive income and for the three months ended October 31, 2007, comprehensive income (loss) equals net income.

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued	Shares	Amount
Balance at October 31, 2007 and July 31, 2007	13,399,426	$21,269,046

(c)	Share purchase options

At October 31, 2007, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at October 31, 2007 and July 31, 2007.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	As at
	October 31	July 31
	2007	2007
Hunter Dickinson Inc.	$7,371	$10,659

Transactions	Three months ended October 31
	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Inc.	$20,502	$16,807